EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
Income from continuing operations before income taxes	$89,717	$90,022	$157,703	$171,282
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	—	128	—	816
Amortization of capitalized interest	266	307	578	608
Interest expense	10,080	12,718	19,724	25,783
Interest portion of rental expense	1,536	1,083	3,071	2,097

Earnings	$101,599	$104,258	$181,076	$200,586

Interest	$10,823	$13,658	$22,433	$26,924
Interest portion of rental expense	1,536	1,083	3,071	2,097
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—	—	—

Fixed Charges	$12,359	$14,741	$25,504	$29,021

Ratio of Earnings to Fixed Charges	8.22	7.07	7.10	6.91